April 6, 2009
BY EDGAR TRANSMISSION
Securities and Exchange Commission
Station Place, 100 F Street, N.E.,
Washington, D.C. 20549
Attention: Ms. Mellissa Campbell Duru, Special Counsel
Pershing Square, L.P Proxy Solicitation Materials
Dear Ms. Duru:
     On April 6, 2009, Pershing Square, L.P and certain of its affiliates (collectively, “Pershing Square”) filed via EDGAR a preliminary proxy solicitation statement on Schedule 14A and form of proxy (together, the “Proxy Solicitation Materials”) with respect to the election of certain nominees of Pershing Square to the Board of Directors of Target Corporation (the “Company”) at the Company’s 2009 annual meeting of shareholders, which is scheduled for May 28, 2009.
     Pershing Square currently intends to file definitive copies of the Proxy Solicitation Materials, and release such copies to securityholders, when the Proxy Solicitation Materials are finalized.
     We wanted to let you know that Kirkland & Ellis LLP is acting for Pershing Square in this matter, and to request that you direct any questions or comments to me (telephone — (212) 446-4973; email anagel@kirkland.com; fax (212) 446-4900) or to Yi Claire Sheng (telephone — (212) 446-4494; email csheng@kirkland.com; fax (212) 446-4900).

Sincerely,
/s/ Andrew E. Nagel
Andrew E. Nagel